Filed by Electro-Sensors, Inc.

Commission File No.: 000-09587

Pursuant to Rule 425 under

the Securities Act of 1933,

as amended, and deemed

filed pursuant to Rule 14a-12

under the Securities

Exchange Act of 1934, as amended

Subject Company: Mobile X Global, Inc.

Article

Fiercewireless.com

Mobile X, Electro-Sensors plan merger to disrupt wireless

By Monica Alleven June 14, 2022 07:48am

Mobile X Global plans to launch Mobile X, a new wireless brand positioned to disrupt the wireless industry. (Pixabay)

It might be a terrible time to try to raise money, but Peter Adderton, one of the founders of Boost Mobile, doesn’t sound too worried about Mobile X’s prospects.

Mobile X, which is preparing for its commercial launch in September, on Monday announced that it entered into an agreement to merge with Electro-Sensors, a company based in the Minneapolis area that makes industrial sensors.

In connection with the merger, a third-party institutional investor will provide equity financing of up to $20 million. Structured as a reverse triangular merger, the deal will enable Mobile X to grow at a rapid pace, according to Adderton.

Adderton, who still owns the Boost brand in his native Australia, told Fierce that allowing shareholders to come in at an early stage was something that he wanted to do with Mobile X.

He started Mobile X because he was dissatisfied with how regulators handled the T-Mobile/Sprint merger, which not only took the national carrier scene down from four to three (with Dish Network set up to become No. 4), but also brought less competition in the prepaid and MVNO market.

Adderton acknowledged the market today is terrible, but he started Boost in 2001, when Nextel Communications was on the brink of collapse. “I spent a lot of time flying around talking to Nextel bankers,” because at the time, Nextel was considering whether to invest in Boost Mobile or Nextel International.

They elected to put their money into Boost, which remains a strong brand, he said.

“We’re long-term players here” so even though the seas are choppy now, “I think a lot of the great companies are started in these markets,” he said.

New brand coming to town

Consumers are looking for ways to save money, and Mobile X plans to be a disruptive player in the market. The company has launched a beta service and Adderton said he’s been using it now for over a month.

“We’re going to be open, upfront and honest,” he said. “We will say what’s good, what’s bad and what’s ugly. We will look for input because this is a business that was built and designed for the consumer.”

Mobile X announced last year that it struck a deal with Verizon to use its Network as a Service (NaaS) platform. Even though Adderton is a staunch critic of the big nationwide carriers and how they price their services, he had praise for Verizon’s NaaS segment, saying “our carrier partner has been brilliant,” and a very different company than the one he used to know.

Verizon powers MobileX in new venture that’s 'not an MVNO'

Mobile X will have some unique pricing but he stopped short of revealing exactly what that will be. The company has said it plans to use artificial intelligence (AI), machine learning and real-time usage information to learn each customer's unique connectivity requirements and provide optimized individual pricing, supported through an app.

Both iOS and Android devices will be supported but again, details aren’t yet available.

Shares of the combined company are expected to continue to trade on the Nasdaq Capital Market under the ticker symbol "MOBX" upon closing of the merger, which is expected in the third quarter of 2022.

Article

AIthority.com

Electro-Sensors and Mobile X Global Announce Merger

By AIT News Desk On Jun 13, 2022

Electro-Sensors, Inc., a leader in industrial monitoring systems, and Mobile X Global, Inc., one of the world’s first connectivity-as-a-service companies, announced that they have entered into definitive agreements to merge and re-name the combined company Mobile X Global, Inc.

Mobile X Global, Inc. will launch Mobile X, a new wireless brand positioned to disrupt the wireless industry. The merger partners also expect Mobile X Global’s cloud-native platform to enable synergies between Mobile X and Electro-Sensors’ wireless industrial sensor business.

The definitive merger agreement and related transactions have been approved by each company’s board of directors and are subject to approval by the shareholders of each company. The directors, officers, and major shareholders of each company, who collectively own a majority of the shares of each company, have entered into agreements obligating them to approve the transactions.

Shares of the combined company are expected to continue to trade on the Nasdaq Capital Market under the ticker symbol “MOBX” upon closing of the merger, expected in the third quarter of 2022.

Important Information and Where to Find It

A full description of the terms of the transaction will be provided in a proxy statement/prospectus/consent solicitation statement included in a Form S-4 Registration Statement that Electro-Sensors will file with the SEC. ELECTRO-SENSORS AND MOBILE X gLOBAL URGE INVESTORS, SHAREHOLDERS AND OTHER INTERESTED PERSONS TO READ, WHEN AVAILABLE, THE PROSPECTUS/PROXY STATEMENT/CONSENT SOLICITATION STATEMENT AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ELECTRO-SENSORS, MOBILE X GLOBAL, AND THE PROPOSED TRANSACTIONS. When final, the definitive proxy statement will be mailed to Electro-Sensors’ shareholders as of a record date to be established for voting on the proposed transaction, and a definitive consent solicitation statement will be sent to the Mobile X shareholders. Shareholders will also be able to obtain a copy of the documents (when available), without charge, by directing a request to: Electro-Sensors, Inc., 6111 Blue Circle Drive, Minnetonka, MN 55343. These documents, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Electro-Sensors, Inc., Mobile X Global, Inc., and their respective directors and executive officers may be considered participants in the solicitation of proxies by Electro-Sensors, Inc. in connection with the proposed transaction. Information about the directors and executive officers of Electro-Sensors, Inc. is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and its 2022 Proxy Statement, which were filed with the SEC on March 31, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Electro-Sensors’ shareholders in connection with the proposed merger will be included in the definitive proxy statement/prospectus that Electro-Sensors intends to file with the SEC.

Non-Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of that jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

This press release includes certain forward-looking statements concerning Electro-Sensors, Mobile X Global and the proposed transactions within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding future financial performance, future growth, and the development of future products and services; the benefits of the proposed transactions, including anticipated growth and synergies; the combined company’s plans, objectives and expectations and intentions; the expected timing of the proposed transactions; and future acquisitions. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. There can be no guarantee that the proposed transactions described in this press release will be completed, or that they will be completed as currently proposed, or at any particular time. Actual results may vary materially from those expressed or implied by the statements here due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Electro-Sensors as well as the business of Mobile X Global. Many of these risks, uncertainties and contingencies related to Electro-Sensors are presented in Electro-Sensors’ Annual Report on Form 10-K and, from time to time, in Electro-Sensors’ other filings with the SEC. These and other risks related to the business of Mobile X Global will be presented in the proxy statement/prospectus/consent solicitation statement to be filed with the SEC.

The information here should be read considering these risks and the following considerations: the ability of the merger parties to obtain definitive investment documents and close on the equity investments necessary to complete the merger; the ability of Mobile X to successfully launch its business, attract subscribers, and achieve the levels of customer service, revenues and costs that it currently expects; the ability of the combined company to successfully maintain a Nasdaq Capital Market listing; the ability of the combined company to successfully access the capital markets to finance expansion and acquisitions; the ability of the combined company to identify and acquire appropriate acquisition targets and successfully integrate these companies into its operations; the ability of the combined company to achieve synergies between its legacy sensor business and its new Mobile X business; the conditions to the closing of the merger may not be satisfied or an event, change or other circumstance could occur that could give rise to the termination of the merger agreement; the merger may involve unexpected costs, liabilities or delays, resulting in the merger not being consummated within the expected time period; risks that the announced merger may disrupt current Electro-Sensors plans and operations or that the business or stock price of Electro-Sensors may suffer as a result of uncertainty surrounding the merger; the outcome of any legal proceedings related to the merger; and Electro-Sensors or Mobile X Global may be adversely affected by other economic, business, or competitive factors.